Calculations based on 22.7M shares outstanding ILLUSTRATIVE VALUATION RANGE Assumes buyer of Outlet taking on all Outlet-related liabilities. Placeholder estimate for transaction fees including advisory, legal, financing and amendment fees. Maximum post-closing liability shall not exceed $5M with the Net Proceeds being reduced by an amount equal to 25% of the maximum post-closing liability. Placeholder estimate for a 50% share of a tail risk insurance premium. Includes RSUs, LTIPs, cash retention and AIP held by staff moving to Outlet that will vest in a transaction. ESL PROPOSAL [ DRAFT – Subject to Change] Exhibit (c)(11)